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News Release
For immediate release

BCE and Purchaser Enter Into Final Agreement
Financing and Credit Agreements Signed

Purchase Price of $42.75 per Common Share Unchanged
Closing to Occur on or before December 11, 2008
Common Share Dividends Suspended
Transition to New Leadership Begins

MONTREAL, Quebec, July 4, 2008 – BCE today announced the company has entered into a final agreement with a company formed by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity.

As a result of the execution of the final agreement, amending the definitive agreement dated June 29, 2007:

•	The purchase price will remain $42.75 per common share;

•	The Purchaser and the Lenders have delivered fully negotiated and executed credit documents for the purpose of funding the transaction, including an executed credit agreement and other key financing documents;

•	The reverse break fee payable by the Purchaser in the circumstances contemplated by the definitive agreement has been increased to $1.2 billion;

•	Closing will occur on or before December 11, 2008; and

•	Prior to closing, the company will not pay dividends on its common shares but will continue to pay dividends on its preferred shares.

“The final agreement, with definitive financing now in place, preserves the $42.75 per common share price announced last June, which the Board believes is very much in the best interest of shareholders, the company and Bell Canada, particularly given current capital market conditions,” said BCE and Bell Canada Board Chair Richard J. Currie. “As previously announced, BCE secured all third party approvals prior to the June 30 deadline set out in the original agreement,” added Mr. Currie.

“The signing of the financing and credit agreements and the resolution of issues involved in funding this transaction are the essential milestones to closing with both the Purchaser and the Lenders,” said Michael J. Sabia, CEO of BCE.

The final agreement was approved by the Board of Directors after considering, among other things, fairness opinions regarding the consideration to be paid for common shares.

At the Special Shareholders meeting last September, Michael Sabia indicated that once the necessary transaction hurdles were cleared for an agreement that delivered real, compelling value to shareholders, the time would be right for him to leave as CEO of BCE and Bell Canada.

“With the signing of the final agreement and with funding for the transaction contractually committed, I am pleased to say that work is now largely done. The company’s focus now has to shift to Bell Canada’s operations, and the preparations for its privatization, making it an opportune time to turn to George Cope. We have been planning this transition for some time. Now is the time to get on with it,” Mr. Sabia added. “I am most appreciative of the opportunity to have led this great company.”

The board of directors of BCE has confirmed George Cope, named President and Chief Operating Officer of Bell Canada in October 2005, as Mr. Sabia’s successor as Chief Executive Officer of BCE and Bell Canada, effective July 11.

“The Board has confidence in George’s ability to lead BCE and Bell Canada through our remaining days as a publicly-traded company and beyond,” said Mr. Currie.

“I am honoured to have the chance to lead the nation’s largest and best-known communications company, and very excited about the opportunities ahead for Bell, our customers and our team,” said Mr. Cope.

Reflecting on the company’s performance since 2002, Mr. Currie stated: “Michael successfully returned the company to its core competence in communications as a strategy to create real value for shareholders, starting with the decision to regain 100% ownership of Bell Canada. Working with the Board, Michael weathered the financial challenges of Teleglobe, dismantled the holding company by disposing non-core assets for returns that exceeded expectations, shifted Bell Canada’s revenue stream to growth platforms, re-vamped an executive team by bringing in the best telecom operators, led a campaign to change the regulatory landscape to improve our ability to compete, and launched a major culture change initiative to intensify the company’s focus on the customer.”

“The signing of this agreement to take the company private in the largest transaction of its kind in the world, at $42.75 per common share, is the final chapter in a strong stewardship that has created substantial value for shareholders,” Mr. Currie added. “The Board is grateful for Michael’s singular contribution to the company’s success.”

Legal advice was provided by Stikeman Elliott, Sullivan & Cromwell, Davies Ward Phillips & Vineberg, Kellogg Huber Hansen Todd Evans & Figel, and Lenczner Slaght Royce Smith Griffin. Financial advice was provided by Goldman, Sachs & Co., BMO Capital Markets, RBC Capital Markets, CIBC World Markets and Greenhill & Co.

A material change report, which provides more details on the final agreement, will be filed with the Canadian securities commissions and with the U.S. Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended by the final agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction, including maintenance of required anti-trust approvals, may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca